UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Infoblox Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

45672H104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
 (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,101,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,101,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,107,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,107,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,107,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%*
14	TYPE OF REPORTING PERSON CO

* Possesses economic exposure to an aggregate of 3,277,525 shares (representing approximately 5.7% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,157
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 371,157
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 391,300 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 216,250 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 216,250 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 205,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 216,250 shares (representing less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,101,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,101,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,101,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,101,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON PN

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,101,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,101,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON OO

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,101,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,101,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,101,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,101,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,101,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,101,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON IN

* Possesses economic exposure to an aggregate of 4,325,000 shares (representing approximately 7.5% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 45672H104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.0001 par value per share (the “Shares”), of Infoblox Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3111 Coronado Drive, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

(v)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xi)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xii)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

CUSIP NO. 45672H104

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell and Feld are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 3,107,087 Shares beneficially owned by Starboard V&O Fund is approximately $44,787,266, excluding brokerage commissions.  The aggregate purchase price of the 371,157 Shares beneficially owned by Starboard S LLC is approximately $5,348,114, excluding brokerage commissions. The aggregate purchase price of the 205,045 Shares beneficially owned by Starboard C LP is approximately $2,955,156, excluding brokerage commissions. The aggregate purchase price of the 417,711 Shares held in the Starboard Value LP Account is approximately $6,015,429, excluding brokerage commissions.

CUSIP NO. 45672H104

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,849,856 Shares outstanding, as of February 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 3, 2016.

A.	Starboard V&O Fund

(a)	As of the close of business on April 21, 2016, Starboard V&O Fund beneficially owned 3,107,087 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 3,107,087
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,107,087
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45672H104

B.	Starboard S LLC

(a)	As of the close of business on April 21, 2016, Starboard S LLC beneficially owned 371,157 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 371,157
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 371,157
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on April 21, 2016, Starboard C LP beneficially owned 205,045 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 205,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,045
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 205,045 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 205,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,045
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45672H104

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 205,045 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 205,045
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 205,045
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on April 21, 2016, 417,711 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,107,087 Shares owned by Starboard V&O Fund, (ii) 371,157 Shares owned by Starboard S LLC, (iii) 205,045 Shares owned by Starboard C LP, and (iv) 417,711 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,101,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,101,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,107,087 Shares owned by Starboard V&O Fund, (ii) 371,157 Shares owned by Starboard S LLC, (iii) 205,045 Shares owned by Starboard C LP, and (iv) 417,711 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,101,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,101,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 45672H104

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,107,087 Shares owned by Starboard V&O Fund, (ii) 371,157 Shares owned by Starboard S LLC, (iii) 205,045 Shares owned by Starboard C LP, and (iv) 417,711 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,101,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,101,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,107,087 Shares owned by Starboard V&O Fund, (ii) 371,157 Shares owned by Starboard S LLC, (iii) 205,045 Shares owned by Starboard C LP, and (iv) 417,711 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 4,101,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,101,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,107,087 Shares owned by Starboard V&O Fund, (ii) 371,157 Shares owned by Starboard S LLC, (iii) 205,045 Shares owned by Starboard C LP, and (iv) 417,711 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,101,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,101,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 45672H104

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard V&O Fund has entered into certain cash-settled total return swap agreements with Société Générale (“SG”) as the counterparty (the “Swap Agreements”).  The swaps with SG constitute economic exposure to an aggregate of 170,438 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017.  The Swap Agreements provide Starboard V&O Fund with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard V&O Fund has economic exposure to an aggregate of 3,277,525 Shares, representing approximately 5.7% of the outstanding Shares.

Starboard S LLC has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 20,143 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard S LLC with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard S LLC has economic exposure to an aggregate of 391,300 Shares, representing less than 1% of the outstanding Shares.

Starboard C LP has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 11,205 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard C LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard C LP has economic exposure to an aggregate of 216,250 Shares, representing less than 1% of the outstanding Shares.

Starboard Value LP through the Starboard Value LP Account has entered into certain cash-settled total return swap agreements with SG as the counterparty.  The swaps with SG constitute economic exposure to an aggregate of 22,214 notional Shares, representing less than 1% of the outstanding Shares, which have a maturity date of September 19, 2017. The Swap Agreements provide Starboard Value LP with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). Taking into account the Subject Shares, Starboard Value LP through the Starboard Value LP Account has economic exposure to an aggregate of 439,925 Shares, representing less than 1% of the outstanding Shares.

The Swap Agreements with SG referenced herein provide for various execution prices. Please refer to Schedule B of this Schedule 13D and Schedule A of any subsequent amendments thereto for the specific execution prices of the various swaps.

The Reporting Persons collectively have economic exposure to an aggregate of 4,325,000 Shares, representing approximately 7.5% of the outstanding Shares.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated April 22, 2016.

99.2	Power of Attorney for Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld, dated September 15, 2011.

CUSIP NO. 45672H104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 2016

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 45672H104

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Mark R. Mitchell Director*

Don Seymour Director	Managing Director of dms Management Ltd.	dms Management Ltd. dms House, 20 Genesis Close P.O. Box 31910 Grand Cayman Cayman Islands, KY1-1208	Cayman Islands

* Mr. Mitchell is a Reporting Person and, as such, the information with respect to Mr. Mitchell called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 45672H104

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	38,050	16.2824	02/24/2016
Purchase of Common Stock	152,200	15.6768	02/26/2016
Purchase of Common Stock	76,100	15.2559	03/10/2016
Purchase of Common Stock	19,025	15.3779	03/11/2016
Sale of Common Stock	(171,225)	15.5300	03/14/2016
Purchase of Cash-Settled Total Return Swap	171,225	15.5300	03/14/2016
Purchase of Common Stock	15,220	15.2256	03/15/2016
Purchase of Common Stock	22,830	15.3011	03/15/2016
Sale of Common Stock	(171,225)	15.4100	03/15/2016
Purchase of Cash-Settled Total Return Swap	171,225	15.4100	03/15/2016
Purchase of Common Stock	57,075	15.3827	03/16/2016
Sale of Common Stock	(171,225)	15.5000	03/16/2016
Purchase of Cash-Settled Total Return Swap	171,225	15.5000	03/16/2016
Sale of Common Stock	(228,300)	16.0400	03/17/2016
Purchase of Cash-Settled Total Return Swap	228,300	16.0400	03/17/2016
Sale of Common Stock	(228,300)	16.2500	03/18/2016
Purchase of Cash-Settled Total Return Swap	228,300	16.2500	03/18/2016
Sale of Common Stock	(228,300)	16.4800	03/28/2016
Purchase of Cash-Settled Total Return Swap	228,300	16.4800	03/28/2016
Sale of Common Stock	(190,250)	17.1300	03/29/2016
Purchase of Cash-Settled Total Return Swap	190,250	17.1300	03/29/2016
Sale of Common Stock	(151,200)	17.0600	03/30/2016
Purchase of Cash-Settled Total Return Swap	151,200	17.0600	03/30/2016
Purchase of Common Stock	42,280	15.3180	04/06/2016
Purchase of Common Stock	14,345	15.3209	04/06/2016
Purchase of Common Stock	18,875	15.3851	04/07/2016
Purchase of Common Stock	831	14.9818	04/08/2016
Purchase of Common Stock	25,594	15.0493	04/08/2016
Purchase of Common Stock	49,075	15.0886	04/08/2016
Purchase of Common Stock	33,975	14.2063	04/11/2016
Purchase of Common Stock	41,525	14.3422	04/11/2016

CUSIP NO. 45672H104

Purchase of Common Stock	75,500	14.4167	04/11/2016
Purchase of Common Stock	1,321,250	13.8000	04/12/2016
Purchase of Common Stock	37,750	14.1100	04/12/2016
Purchase of Common Stock	75,500	14.1402	04/12/2016
Sale of Cash-Settled Total Return Swap	(228,264)	14.3150	04/13/2016
Purchase of Common Stock	228,264	14.3250	04/13/2016
Sale of Cash-Settled Total Return Swap	(228,265)	15.2050	04/14/2016
Purchase of Common Stock	228,265	15.2111	04/14/2016
Sale of Cash-Settled Total Return Swap	(228,264)	14.8450	04/15/2016
Purchase of Common Stock	228,264	14.8679	04/15/2016
Sale of Cash-Settled Total Return Swap	(171,198)	14.9250	04/18/2016
Purchase of Common Stock	171,198	14.9331	04/18/2016
Sale of Cash-Settled Total Return Swap	(171,198)	14.8857	04/19/2016
Purchase of Common Stock	171,198	14.8926	04/19/2016
Sale of Cash-Settled Total Return Swap	(171,199)	15.3700	04/20/2016
Purchase of Common Stock	171,199	15.3861	04/20/2016
Sale of Cash-Settled Total Return Swap	(171,199)	15.1800	04/21/2016
Purchase of Common Stock	171,199	15.1804	04/21/2016

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	4,500	16.2824	02/24/2016
Purchase of Common Stock	18,000	15.6768	02/26/2016
Purchase of Common Stock	8,900	15.2559	03/10/2016
Purchase of Common Stock	2,225	15.3779	03/11/2016
Sale of Common Stock	(20,235)	15.5300	03/14/2016
Purchase of Cash-Settled Total Return Swap	20,235	15.5300	03/14/2016
Purchase of Common Stock	1,780	15.2256	03/15/2016
Purchase of Common Stock	2,670	15.3011	03/15/2016
Sale of Common Stock	(20,235)	15.4100	03/15/2016
Purchase of Cash-Settled Total Return Swap	20,235	15.4100	03/15/2016
Purchase of Common Stock	6,675	15.3827	03/16/2016
Sale of Common Stock	(20,228)	15.5000	03/16/2016
Purchase of Cash-Settled Total Return Swap	20,228	15.5000	03/16/2016
Sale of Common Stock	(26,956)	16.0400	03/17/2016
Purchase of Cash-Settled Total Return Swap	26,956	16.0400	03/17/2016
Sale of Common Stock	(26,956)	16.2500	03/18/2016

CUSIP NO. 45672H104

Purchase of Cash-Settled Total Return Swap	26,956	16.2500	03/18/2016
Sale of Common Stock	(26,956)	16.4800	03/28/2016
Purchase of Cash-Settled Total Return Swap	26,956	16.4800	03/28/2016
Sale of Common Stock	(22,463)	17.1300	03/29/2016
Purchase of Cash-Settled Total Return Swap	22,463	17.1300	03/29/2016
Sale of Common Stock	(17,971)	17.0600	03/30/2016
Purchase of Cash-Settled Total Return Swap	17,971	17.0600	03/30/2016
Purchase of Common Stock	5,096	15.3180	04/06/2016
Purchase of Common Stock	1,729	15.3209	04/06/2016
Purchase of Common Stock	2,275	15.3851	04/07/2016
Purchase of Common Stock	100	14.9818	04/08/2016
Purchase of Common Stock	3,085	15.0493	04/08/2016
Purchase of Common Stock	5,915	15.0886	04/08/2016
Purchase of Common Stock	4,095	14.2063	04/11/2016
Purchase of Common Stock	5,005	14.3422	04/11/2016
Purchase of Common Stock	9,100	14.4167	04/11/2016
Purchase of Common Stock	159,250	13.8000	04/12/2016
Purchase of Common Stock	4,550	14.1100	04/12/2016
Purchase of Common Stock	9,100	14.1402	04/12/2016
Sale of Cash-Settled Total Return Swap	(26,976)	14.3150	04/13/2016
Purchase of Common Stock	26,976	14.3250	04/13/2016
Sale of Cash-Settled Total Return Swap	(26,976)	15.2050	04/14/2016
Purchase of Common Stock	26,976	15.2111	04/14/2016
Sale of Cash-Settled Total Return Swap	(26,977)	14.8450	04/15/2016
Purchase of Common Stock	26,977	14.8679	04/15/2016
Sale of Cash-Settled Total Return Swap	(20,232)	14.9250	04/18/2016
Purchase of Common Stock	20,232	14.9331	04/18/2016
Sale of Cash-Settled Total Return Swap	(20,232)	14.8857	04/19/2016
Purchase of Common Stock	20,232	14.8926	04/19/2016
Sale of Cash-Settled Total Return Swap	(20,232)	15.3700	04/20/2016
Purchase of Common Stock	20,232	15.3861	04/20/2016
Sale of Cash-Settled Total Return Swap	(20,232)	15.1800	04/21/2016
Purchase of Common Stock	20,232	15.1804	04/21/2016

CUSIP NO. 45672H104

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,500	16.2824	02/24/2016
Purchase of Common Stock	10,000	15.6768	02/26/2016
Purchase of Common Stock	5,000	15.2559	03/10/2016
Purchase of Common Stock	1,250	15.3779	03/11/2016
Sale of Common Stock	(11,250)	15.5300	03/14/2016
Purchase of Cash-Settled Total Return Swap	11,250	15.5300	03/14/2016
Purchase of Common Stock	1,000	15.2256	03/15/2016
Purchase of Common Stock	1,500	15.3011	03/15/2016
Sale of Common Stock	(11,250)	15.4100	03/15/2016
Purchase of Cash-Settled Total Return Swap	11,250	15.4100	03/15/2016
Purchase of Common Stock	3,750	15.3827	03/16/2016
Sale of Common Stock	(11,250)	15.5000	03/16/2016
Purchase of Cash-Settled Total Return Swap	11,250	15.5000	03/16/2016
Sale of Common Stock	(15,000)	16.0400	03/17/2016
Purchase of Cash-Settled Total Return Swap	15,000	16.0400	03/17/2016
Sale of Common Stock	(15,000)	16.2500	03/18/2016
Purchase of Cash-Settled Total Return Swap	15,000	16.2500	03/18/2016
Sale of Common Stock	(15,000)	16.4800	03/28/2016
Purchase of Cash-Settled Total Return Swap	15,000	16.4800	03/28/2016
Sale of Common Stock	(12,500)	17.1300	03/29/2016
Purchase of Cash-Settled Total Return Swap	12,500	17.1300	03/29/2016
Sale of Common Stock	(10,000)	17.0600	03/30/2016
Purchase of Cash-Settled Total Return Swap	10,000	17.0600	03/30/2016
Purchase of Common Stock	2,800	15.3180	04/06/2016
Purchase of Common Stock	950	15.3209	04/06/2016
Purchase of Common Stock	1,250	15.3851	04/07/2016
Purchase of Common Stock	55	14.9818	04/08/2016
Purchase of Common Stock	1,695	15.0493	04/08/2016
Purchase of Common Stock	3,250	15.0886	04/08/2016
Purchase of Common Stock	2,250	14.2063	04/11/2016
Purchase of Common Stock	2,750	14.3422	04/11/2016
Purchase of Common Stock	5,000	14.4167	04/11/2016
Purchase of Common Stock	87,500	13.8000	04/12/2016
Purchase of Common Stock	2,500	14.1100	04/12/2016
Purchase of Common Stock	5,000	14.1402	04/12/2016
Sale of Cash-Settled Total Return Swap	(15,008)	14.3150	04/13/2016
Purchase of Common Stock	15,008	14.3250	04/13/2016
Sale of Cash-Settled Total Return Swap	(15,007)	15.2050	04/14/2016
Purchase of Common Stock	15,007	15.2111	04/14/2016
Sale of Cash-Settled Total Return Swap	(15,007)	14.8450	04/15/2016

CUSIP NO. 45672H104

Purchase of Common Stock	15,007	14.8679	04/15/2016
Sale of Cash-Settled Total Return Swap	(11,256)	14.9250	04/18/2016
Purchase of Common Stock	11,256	14.9331	04/18/2016
Sale of Cash-Settled Total Return Swap	(11,256)	14.8857	04/19/2016
Purchase of Common Stock	11,256	14.8926	04/19/2016
Sale of Cash-Settled Total Return Swap	(11,256)	15.3700	04/20/2016
Purchase of Common Stock	11,256	15.3861	04/20/2016
Sale of Cash-Settled Total Return Swap	(11,255)	15.1800	04/21/2016
Purchase of Common Stock	11,255	15.1804	04/21/2016

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	4,950	16.2824	02/24/2016
Purchase of Common Stock	19,800	15.6768	02/26/2016
Purchase of Common Stock	10,000	15.2559	03/10/2016
Purchase of Common Stock	2,500	15.3779	03/11/2016
Sale of Common Stock	(22,290)	15.5300	03/14/2016
Purchase of Cash-Settled Total Return Swap	22,290	15.5300	03/14/2016
Purchase of Common Stock	2,000	15.2256	03/15/2016
Purchase of Common Stock	3,000	15.3011	03/15/2016
Sale of Common Stock	(22,290)	15.4100	03/15/2016
Purchase of Cash-Settled Total Return Swap	22,290	15.4100	03/15/2016
Purchase of Common Stock	7,500	15.3827	03/16/2016
Sale of Common Stock	(22,297)	15.5000	03/16/2016
Purchase of Cash-Settled Total Return Swap	22,297	15.5000	03/16/2016
Sale of Common Stock	(29,744)	16.0400	03/17/2016
Purchase of Cash-Settled Total Return Swap	29,744	16.0400	03/17/2016
Sale of Common Stock	(29,744)	16.2500	03/18/2016
Purchase of Cash-Settled Total Return Swap	29,744	16.2500	03/18/2016
Sale of Common Stock	(29,744)	16.4800	03/28/2016
Purchase of Cash-Settled Total Return Swap	29,744	16.4800	03/28/2016
Sale of Common Stock	(24,787)	17.1300	03/29/2016
Purchase of Cash-Settled Total Return Swap	24,787	17.1300	03/29/2016
Sale of Common Stock	(19,829)	17.0600	03/30/2016
Purchase of Cash-Settled Total Return Swap	19,829	17.0600	03/30/2016

CUSIP NO. 45672H104

Purchase of Common Stock	5,824	15.3180	04/06/2016
Purchase of Common Stock	1,976	15.3209	04/06/2016
Purchase of Common Stock	2,600	15.3851	04/07/2016
Purchase of Common Stock	114	14.9818	04/08/2016
Purchase of Common Stock	3,526	15.0493	04/08/2016
Purchase of Common Stock	6,760	15.0886	04/08/2016
Purchase of Common Stock	4,680	14.2063	04/11/2016
Purchase of Common Stock	5,720	14.3422	04/11/2016
Purchase of Common Stock	10,400	14.4167	04/11/2016
Purchase of Common Stock	182,000	13.8000	04/12/2016
Purchase of Common Stock	5,200	14.1100	04/12/2016
Purchase of Common Stock	10,400	14.1402	04/12/2016
Sale of Cash-Settled Total Return Swap	(29,752)	14.3150	04/13/2016
Purchase of Common Stock	29,752	14.3250	04/13/2016
Sale of Cash-Settled Total Return Swap	(29,752)	15.2050	04/14/2016
Purchase of Common Stock	29,752	15.2111	04/14/2016
Sale of Cash-Settled Total Return Swap	(29,752)	14.8450	04/15/2016
Purchase of Common Stock	29,752	14.8679	04/15/2016
Sale of Cash-Settled Total Return Swap	(22,314)	14.9250	04/18/2016
Purchase of Common Stock	22,314	14.9331	04/18/2016
Sale of Cash-Settled Total Return Swap	(22,314)	14.8857	04/19/2016
Purchase of Common Stock	22,314	14.8926	04/19/2016
Sale of Cash-Settled Total Return Swap	(22,313)	15.3700	04/20/2016
Purchase of Common Stock	22,313	15.3861	04/20/2016
Sale of Cash-Settled Total Return Swap	(22,314)	15.1800	04/21/2016
Purchase of Common Stock	22,314	15.1804	04/21/2016